
GOLDEN GOD

INVEST IN **LIVEWIRE**

Invest in the Top-Rated Ready-to-Drink Cocktail in the World

LEAD INVESTOR



Daniel Soloway Taste tester

I invested in LiveWire for one simple reason: QUALITY. I've known Aaron for fifteen years and he is all about quality. Quality ingredients in each ready-to-drink cocktail. Quality packaging. That's not just quality in your hand, that's quality of life. By creating a brand of ready-to-drink cocktails like a music label now bartenders can be the rockstars they were born to be by profiting from the sales of their cocktail creations. LiveWire is bringing new meaning to the expression "Let's get the band back together". Delicious flavor is one flip tab away. Aaron has not only developed a couple of the cocktails, he's also assembled an all star line up and they're serving up their number one hits. Aaron is the producer, manager and roadie all wrapped up into one. He's slinging cans, making sales calls and overseeing production and quality control... one can at a time. Winning Gold Medals and Best of Show Awards, receiving great press and accolades plus getting great placements such as Disney World. Yeah, the place where Mickey Mouse lives. That's not where this Cinderella story ends which is why I am back to add to my investment. All of this awesome started just when the world was grinding to a halt in 2020. LiveWire overcame everything the last two years could throw at it and emerged a winner. Join me in this investment round because the world tour is just beginning.

Invested $1,000 this round & $15,000 previously

drinklivewire.com Los Angeles California

Alcohol | Eating and Drinking | Distillery | Cocktails

Highlights

1. World-class bartender team from bars including Broken Shaker, Raised by Wolves, and Katana Kitten
2. Winner of Best in Show at San Francisco World Spirits Competition and Beverage Tasting Institute
3. Artist-designed packaging captures consumer attention

3. Artist-designed packaging captures consumer attention

4. Featured in WSJ, Eater, LA Times, Grub Street, Washington Post
5. 52% gross margins
6. Selling in Walt Disney World, Whole Foods, BevMo, Total Wine, and 300+ leading retailers
7. $295k in revenue in 2021
8. 309% Growth YoY from 2020 to 2021.

Our Founder



Aaron Polsky CEO

Vinepair Spirits Professional of the Year. Wine Enthusiast 40 under 40. Eater Young Guns. Food & Wine Tastemakers to Watch.

Consumers used to read about award-winning bartenders in the press but couldn't drink their cocktails unless they visit their bar. I wanted to change this by giving consumers the opportunity to buy these cocktails wherever they live, while giving bartenders an opportunity to monetize their press.

6 Reasons to Invest in LiveWire

Reason #1: LiveWire is the only company that has award-winning bartenders creating and fully approving every recipe we make. That means every cocktail is made by a bartender, and is packed with the same flavor that you'd find at an award-winning bar.


LIVEWIRE
LIVEWIRE'S BARTENDERS ARE THE BEST IN THE BUSINESS
With a rich network of buyers and consumers that trust them, our creators are a diverse and effective marketing and sales team.

Reason #2: Our bartenders work with incredible artists of their choosing to create their label. This creativity-driven approach means that consumers see labels that are original and unique, and provides a strong diversification play amongst our consumer base.


LIVEWIRE
- COCKTAILS REMASTERED -
DRINKS MENU
LiveWire OFFERS AWARD-WINNING PREMIUM RTD COCKTAILS BY AWARD-WINNING BARTENDERS
HEARTBREAKER
By Aaron Polsky
Vodka
Grapefruit
Ginger
Kumquat
Jasmine
HONEYDEW COLLINS
By Joey Bernardo
Gin
Honeydew
Coconut
Lime Leaf
Elderflower
GOLDEN GOD
By Aaron Polsky
Rye Whiskey
Apricot
Green Tea
Elderflower
ROCKET QUEEN
By Erin Hayes
Rum
Cinnamon
Pomelo
Pandan
CRYSTAL SHISO MOJITO
By Yael Vengroff
Rum
Shiso
Coconut
Shochu
Lime
HOLY TYGER
By Shannon Mustipher
Bourbon, Coconut, Lemongrass, Lime, Jamaican Bitters
ALLEY CAT OLD FASHIONED
By Chris Patino
Rye, Apple Brandy, Cherry Bark Vanilla Bitters

Reason #3: LiveWire has won medals at every award it's entered. Here are some:

BEST IN SHOW 🥇, *BEST IN CLASS* 🥇, *Two Double Golds* 🥇🥇, *Two Golds* 🥇🥇, *and Three Silvers* 🥈🥈🥈 at SF World Spirits!

Two Platinums 🏆🏆 from Beverage Tasting Institute

Two Silvers🥈🥈from LA Spirits Awards.



LIVEWIRE WON THE HIGHEST SCORE EVER FROM THE BEVERAGE TASTING INSTITUTE–
AND SWEPT THE 2022 SF WORLD SPIRITS COMPETITION
SAN FRANCISCO WORLD SPIRITS COMPETITION 20 22 BEST OF CLASS
SAN FRANCISCO WORLD SPIRITS COMPETITION DOUBLE GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 20 22 BEST IN SHOW
BEVERAGE TESTING INSTITUTE
97 POINTS
LIVEWIRE
Honeydew Collins
This is a an awesome option for cocktail enthusiasts.
GOLD
GOLD
SILVER
SILVER
SILVER
BEVERAGE TESTING INSTITUTE
96 POINTS
LIVEWIRE
Golden God Ready-To-Drink Cocktail
A friendly, fruity and floral cocktail that's sure to please your guests; great for Moscato lovers, elderflower enthusiasts and Champagne cocktail drinkers.

Reason #4: LiveWire earns repeat coverage in national publication with millions of views. Food and drink journalists write about LiveWire because they love writing about the bartenders pushing cocktail culture forward.



LIVEWIRE
HOLY TYGER
THE PRESS LOVES LIVEWIRE
Forbes
"Seriously delicious."
NEW YORK
"Best canned cocktail."
GOTHAM
"Turns bartenders into rock stars."
LIQUOR.COM
"Best RTD Old-Fashioned."
VINEPAIR
"The cocktails overwhelmingly deliver."
PUNCH
"Aaron Polsky's LiveWire lineup is impressive."
WSJ
"Dynamite."



LIVEWIRE
LIVEWIRE VS THE COMPETITION
GOLDEN GOD
AARON POLSKY
LIVEWIRE

	LIVEWIRE	CUTWATER	CROWN ROYAL	HIGH NOON	ON THE ROCKS	KETEL ONE	WHITE CLAW	DRNXMYTH
DOUBLE-SHOT OF PREMIUM SPIRIT IN EVERY CAN	✔	✔	✔	-	-	-	-	-
CREATED BY AWARD-WINNING BARTENDERS	✔	-	-	-	-	-	-	-
SHARES REVENUE WITH BARTENDER CREATORS	✔	-	-	-	-	-	-	✔
ARTIST-DESIGNED LABELS	✔	-	-	-	-	-	-	-
PRICE	$5.99	$3.49	$3.99	$2.99	$11.49	$3.49	$1.25	$11-13

Reason #5: LiveWire has aggressively achieved traction, with placements at BevMo!, Total Wine & More, Whole Foods, Disney, Hyatt, and has secured a footprint at a broad array of independent retailers and boutique hotel properties.



LIVEWIRE
TRACTION
350 Outlets selling LiveWire
6 States Opened for Distribution
309% YoY Revenue Growth
8.5cs monthly sales velocity across top 15 accounts
52% blended gross margin
CHRIS PATINO
ALLEY CAT OLD FASHIONED

Reason #6: Our margins are generous and sustainable for our size and poised to grow further as we scale. We currently are sitting at 52%, and with our planned scaling, are expecting 70%+.



LIVEWIRE
PROJECTED REVENUE AND EBITDA GROWTH
EBITDA
Revenue
$40
$40.0


$30
$20
$10
$0
-$10
In Millions
$0.3
$3.5
$10.5
-$0.79
-$0.17
$1.70
$5.52
2021
2022
2023
2024
These projections are forward-looking statements and reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

According to the latest market intelligence research report by InsightAce Analytic, the global Ready-to-Drinks (RTDs) Alcohol market size was valued at US$ 32.94 Billion in 2021, and it is expected to reach US$ 85.5 Billion in 2030, record a promising **CAGR of 11.2% from 2022 to 2030**.


LIVEWIRE
READY-TO-DRINK IS THE FASTEST GROWING CATEGORY IN ALCOHOL—FASTER THAN TEQUILA
Fastest-growing spirits categories
Change in revenue, 2020 to 2021
Premixed cocktails 42%
Tequila/Mezcal 30%
Irish Whiskey 16%
Cordials 15%
Single Malt Scotch 14%
Source: Distilled Spirits Council of the U.S.
CNBC

Gen Z have increasingly shown an interest in innovation and drinking for an occasion, making LiveWire's solid placement at hotel pools and entry into music venues appealing for the demographic.


LIVEWIRE
LIVEWIRE CAPTURES AN ALTERNATIVE MILLENNIAL AND GEN-Z+ CONSUMER



Through our impressive press connections, LiveWire has been able to secure placements in gift guides, reviews, and recommendations, helping to derive an impressive 20% of sales through DTC channels. The bar-quality of the liquid has secured placements in more on-premise accounts than initially anticipated, which is monumental in driving brand awareness.



LIVEWIRE
MULTI-CHANNEL ROUTE TO MARKET
2020
INDEPENDENT
2021
BOUTIQUE CHAIN
2022
MASS CHAIN
Direct-to-Consumer
20%
Off-Premise
40%
On-Premise
40%

LiveWire has a team of various backgrounds, from a deep well of bartending talent behind the formulations and industry marketing, to key brand ambassadors in every market, to a combined 40+ years of supplier experience, we have both the innovation, palates, and know-how to manage distribution, sales and marketing over the entire United States.



LIVEWIRE
TEAM
A TRIPLE THREAT OF BAR, DISTRIBUTOR, AND INDEPENDENT AND CORPORATE SUPPLIER EXPERIENCE.


KraftHeinz
Broken Shaker
sbe
ENTERTAINMENT GROUP